August 31, 2020 Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Responses to the Securities and Exchange Commission
Staff Comments dated August 28, 2020, regarding
Contact Gold Corp.
Amendment No. 1 to Offering Statement on Form 1-A
Filed August 10, 2020
(SEC File No. 024-11290)

Dear Sir/Madam:

This letter responds to the staff's comments set forth in the August 28, 2020, letter regarding the above-referenced Amendment No. 1 to Offering Statement on Form 1-A.  For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

As noted in  some of the responses, we will amend or supplement the disclosures in future filings or amendments.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 1-A filed August 6, 2020, as amended August 10, 2020

Cover Page

Staff Comment No. 1.

You disclose in the third paragraph of the cover page that the underwriters are conducting this offering on a "best-efforts" basis. However, in the underwriting section on page 125 you further disclose that the underwriters have severally agreed to purchase on the closing date an aggregate of 75,000,000 units at a price of $0.20 per unit, payable in cash to the company against delivery of such units, subject to the terms and conditions of the underwriting agreement. You also disclose that the underwriters are obligated to take and pay for all units if any of the units are purchased under the underwriting agreement.  Considering these contrasting descriptions of your underwriting arrangement, please clarify the nature of the underwriter's obligation and revise your disclosure throughout your filing as necessary. See Item 5 of Part II of Form 1-A and Instruction 1 to the Instructions to Item 5(a).

August 31, 2020 Page 2

Contact Gold Corp.'s Response:

The Company has revised the description to delete the reference to "best efforts" and clarified that the size of the offering will be determined prior to closing and upon execution of the Underwriting Agreement, under which the Underwriter will purchase the stated number of Units.  The Company will amend or supplement its Form 1-A in a future filing to state the size of the offering and file the executed Underwriting Agreement.

Staff Comment No. 2.

Please revise to clarify each security being offered under this offering statement. If you do not intend to include each component of the units or the shares of common stock underlying the warrants, please tell us why you do not believe you are required to do so.  Refer to the note to Rule 251(a).

Contact Gold Corp.'s Response:

The Company is qualifying the units, each component of the units and the warrant shares underlying warrants under Regulation A.  The Company has added the following disclosure at the bottom of page 3 of the cover pages of the Offering Circular:

The Offering Statement of which this Offering Circular is a part qualifies the Units, Unit Shares, Warrants, Warrant Shares, Additional Units, Additional Unit Shares, Additional Warrants, Additional Warrant Shares, Broker Warrants and Broker Warrant Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act").

Staff Comment No. 3.

We note your disclosure regarding the trading of your common stock on the TSX Venture Exchange and the OTCQB Venture Market. Please disclose whether you intend for the units and warrants offered under this offering statement to be listed on an exchange or quoted on any OTC market.

Contact Gold Corp.'s Response:

The Units will separate into Unit Shares and Warrants at closing.  The Company has added the following disclosure at the end of the second paragraph on page 1 of the cover pages of the Offering Circular:

The Units will automatically separate into Unit Shares and Warrants at closing.

Company does not intend to qualify the Warrants for trading on any securities exchange.  The Company has added the following disclosure at the bottom of page 3 of the cover pages of the Offering Circular:

Contact Gold has not made application to quote or list the Warrants, Additional Warrants, or Broker Warrants on any securities exchange. Accordingly, we do not anticipate that there will be a public market for the Warrants, Additional Warrants or Broker Warrants.

The Company has also added the section entitled "No Market for Warrants" at page 135.

Description of Mineral Property Interests

August 31, 2020 Page 3

The Green Springs Project

Historical Mining Resource Estimates, page 84

Staff Comment No. 4.

We note your disclosure of historical mineral resources for the Green Springs project. Only estimates of proven and probable reserves may be disclosed in filings with the U.S. Securities and Exchange Commission unless required to be disclosed by foreign or state law. See Instruction 3 to Item 102 of Regulation S-K and Industry Guide 7, Instructions to paragraph (b)(5). Please advise or revise to remove your historical resources.

Contact Gold Corp.'s Response:

The Company has deleted the paragraph referencing historical mineral resources for the Green Springs project.

Staff Comment No. 5.

We note that the warrant agreement for this offering identifies the courts of the Province of British Columbia as the exclusive jurisdiction with respect to all matters arising out of the agreement and the transactions contemplated in the agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to add risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

Contact Gold Corp.'s Response:

The Company acknowledges that Staff's comment.  Section 1.7 of the warrant indenture has been revised to provide for exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, and concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933, as amended, or the rules and regulations thereunder.

In addition, the Company has added a risk factor at page 28 of the Offering Circular to disclose risks associated with the choice of forum provision as it relates to other claims.

We understand that FINRA will advise you that it has no objections to the compensation arrangements prior to qualification.

* * * * *

August 31, 2020 Page 4

Contact Gold Corp. hereby acknowledges that:

  Contact Gold Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Contact Gold Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 426-1295, or Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Contact Gold Corp.

/s/ John Wenger

__________________________

John Wenger

Chief Financial Officer

cc: Kenneth Sam, Dorsey & Whitney LLP